UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation

1025 West NASA Blvd.

Melbourne, Florida 32919

HARRIS CORPORATION

RETIREMENT PLAN

Audited Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011

and for the Year Ended December 31, 2012

HARRIS CORPORATION RETIREMENT PLAN

December 31, 2012 and 2011 and for the year ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and the Harris Corporation Employee Benefits Committee of the

Harris Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Harris Corporation Retirement Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boca Raton, Florida

June 26, 2013

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2012	December 31, 2011
ASSETS
Investments at fair value:
Interest bearing cash	$6,567,189	$7,457,049
Preferred stocks	1,761,760	1,604,219
Common stocks	613,337,467	524,726,978
Registered investment companies	230,080,328	225,362,651
Common/collective trust funds	2,256,116,562	2,038,542,850
Synthetic guaranteed investment contract wrappers	248,741	333,759

Total investments at fair value	3,108,112,047	2,798,027,506
Receivables:
Accrued interest and dividends	414,886	639,106
Notes receivable from participants	48,149,474	46,289,594
Due from broker for securities sold	1,082,252	1,187,100

Total receivables	49,646,612	48,115,800

Total assets	3,157,758,659	2,846,143,306
LIABILITIES
Accrued administrative expenses	477,721	446,867
Due to broker for securities purchased	718,076	1,605,819

Total liabilities	1,195,797	2,052,686

Net assets available for benefits at fair value	3,156,562,862	2,844,090,620
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(26,983,296)	(19,665,573)

Net assets available for benefits	$3,129,579,566	$2,824,425,047

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$310,515,499
Dividends	15,686,706

Total	326,202,205
Contributions:
Participant rollovers	8,697,805
Employer matching	57,981,082
Participant (other than rollovers)	113,445,124

Total contributions	180,124,011
Interest on notes receivable from participants	1,956,746

Total additions	508,282,962

Deductions from net assets attributed to:
Benefits paid to participants	197,826,190
Administrative expenses	5,302,253

Total deductions	203,128,443

Net increase	305,154,519
Net assets available for benefits:
Beginning of year	2,824,425,047

End of year	$3,129,579,566

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B.	Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 50% or 100% (depending on business unit) of pre-tax and after-tax contributions subject to a limit of 4%, 5% or 6% (depending on business unit) of eligible compensation for any eligible employee who has completed the Plan’s service requirement (either six months or one year, depending on business unit). Full-time regular participants who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2012, no profit sharing contributions were made; instead, the Company’s Performance Reward Plan (or similar plan) permitted each participant eligible for such plan to elect a special, unmatched pre-tax contribution to the Plan of 0%, 50% or 100% of the amount otherwise payable to the participant by the Company in cash under the Performance Reward Plan (or similar plan), subject to Code limitations. In addition, participants may rollover amounts to the Plan from other qualified plans.

C.

Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, upon attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period.

D.	Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period may not exceed ten years. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.	Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s Performance Reward Plan (or similar plan), and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary profit sharing contribution, if any, and (c) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.	Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%

However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer contributions plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer contributions plus earnings thereon.

A participant also becomes 100% vested in Employer contributions plus earnings thereon, upon his or her termination of employment after attaining age 55 or on account of his or her death or disability.

G.	Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2012 and 2011 were $704,336 and $883,294, respectively. For the years ended December 31, 2012 and 2011, Company contributions to the Plan were reduced by $1,390,009 and $1,143,000, respectively, from forfeited non-vested accounts.

H.	Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.	Investment Options — Upon enrollment into the Plan, a participant may direct Company and participant contributions into any of several investment options, including the Harris Stock Fund. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that the Company is entitled to a deduction for dividends paid on shares held in the Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the Harris Stock Fund or paid from the Plan in cash to the participant.

The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are also governed by other limitations described in the Plan document and the “Summary Plan Description.”

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis. Certain prior year data have been reclassified to conform to the presentation for the year ended December 31, 2012.

Recent Accounting Pronouncements

Fair Value Measurement — In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. generally accepted accounting principles and International Financial Reporting Standards. This update changed certain fair value measurement principles and enhanced the disclosure requirements particularly for Level 3 fair value measurements. This update became effective for the Plan on January 1, 2012 and did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Valuation of Investments — The Plan’s investments are stated at fair value. Quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the trustee or investee company. See Note 7 — Financial Instruments for further information on the valuation of investments.

Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a plan distribution.

Synthetic Guaranteed Investment Contracts — During 2012 and 2011, the Plan held synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”). A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The fair value of the synthetic GICs was determined using a discounted cash flow method or quoted market prices of underlying investments. The fair value of the contract wrapper was based on the present value of the difference between the current fee and fee re-bids provided by the issuers and was $248,741 and $333,759 at December 31, 2012 and 2011, respectively. The Plan values all investments at fair value. See Note 7 — Financial Instruments for further discussion of fair value measurements.

The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.

The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.

The investments in synthetic GICs are presented at fair value on the Statements of Net Assets Available for Benefits. To the extent that the underlying portfolio of a synthetic GIC has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future interest crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future interest crediting rate may be higher than the then-current market rates. The adjustments ensure that ending net assets available for benefits are recorded at contract value and reflect the unrealized and/or realized gains and losses on the underlying portfolio of synthetic GICs.

Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.

At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.

The average yield based on actual earnings was approximately 1.05% at December 31, 2012 and 1.68% at December 31, 2011. The average yield based on interest rate credited to participants was approximately 2.28% at December 31, 2012 and 2.57% at December 31, 2011.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.

Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the trustee from the assets of the trust.

NOTE 3 — INVESTMENTS

For the year ended December 31, 2012, the Plan’s investments (including investments bought, sold and held during such period) appreciated in value as follows:

Net appreciation in fair value as determined by quoted market prices:
Preferred stocks	$382,850
Common stocks	107,943,492
Registered investment companies	112,070,678

Net appreciation in fair value as determined by investee company/trustee:	220,397,020
Common/collective trust funds	90,118,479

Total net change in fair value	$310,515,499

The fair value of individual investments that represent 5% or more of Plan net assets is as follows:

	December 31, 2012	December 31, 2011
Prin Global Invs COLTV Invt TR Diversified Intl Eqty FD 50 BP Fee CL	$167,570,757	$147,318,002
NT Collective Russell 1000 Index Fund — Non Lending	227,683,236	219,990,819
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	225,399,720	201,623,074
NT Collective Aggregate Bond Index Fund — Non Lending	333,218,895	293,784,830
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund F	210,646,396	210,685,581
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund L	159,419,182	*

*	Investment was below 5% of Plan net assets at end of year.

NOTE 4 — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of Harris Corporation and balances in common/collective trust funds that are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions under the provisions of ERISA.

The Plan’s investments in Harris Corporation common stock (included with other common stock) and in common/collective trust funds managed by Northern Trust (included with other common/collective trust funds) are as follows:

	December 31, 2012		December 31, 2011
	Shares	Fair Value	Shares	Fair Value
Common stock
Harris Corporation common stock	2259601	$110,630,065	2428447	$87,521,230
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	15854274	227,683,236	17833238	219,990,819
NT Collective Extended Equity Index Fund — Non Lending	678612	109,676,518	714930	98,059,751
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	51207	225,399,720	53133	201,623,074
NT Collective Aggregate Bond Index Fund — Non Lending	2625714	333,218,895	2413216	293,784,830
NTGI Coltv Govt STIF Registered	3162761	3,162,761	2713403	2,713,403

During 2012, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
Harris Corporation common stock	$11,583,103	$18,349,458
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	23,215,017	28,708,791
NT Collective Extended Equity Index Fund — Non Lending	25,358,442	31,456,428
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	29,589,823	37,983,280
NT Collective Aggregate Bond Index Fund — Non Lending	48,307,251	21,858,642
NTGI Coltv Govt STIF Registered	*	*

*	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise un-invested daily cash.

NOTE 5 — INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 21, 2004, stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been amended and restated and following such restatement has been further amended from time to time. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as so restated and further amended, is qualified and the related trust is exempt from taxation. On January 25, 2011, a request was filed with the Internal Revenue Service for a favorable determination that the Plan continues to be qualified under Section 401(a) of the Code and that the related trust continues to be exempt from taxation. The Plan has not received a response from the Internal Revenue Service with respect to this request.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 6 — CREDIT RISKS AND UNCERTAINTIES

Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7 — FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.

In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, preferred stocks, common stocks and registered investment companies. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of preferred stocks, common stocks, common/collective trust funds and synthetic guaranteed investment contract wrappers. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2012 and 2011, there were no Level 3 assets held by the Plan.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis at December 31, 2012 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$6,567,189	$—	$—	$6,567,189
Preferred stocks	1,710,037	51,723	—	1,761,760
Common stocks:
Consumer	96,645,663	—	—	96,645,663
Energy	56,910,186	—	—	56,910,186
Financial	70,963,693	—	—	70,963,693
Health care	55,231,840	—	—	55,231,840
Industrial	57,870,426	—	—	57,870,426
Information technology	220,122,481	—	—	220,122,481
Other	55,593,178	—	—	55,593,178

Total common stocks	613,337,467	—	—	613,337,467
Registered investment companies:
Small company funds	89,991,234	—	—	89,991,234
Technology funds	56,129,796	—	—	56,129,796
U.S. Government securities money market funds	75,119,433	—	—	75,119,433
Other funds	8,839,865	—	—	8,839,865

Total registered investment companies	230,080,328	—	—	230,080,328
Common/collective trust funds (a):
Fixed income funds	—	781,499,767	—	781,499,767
Index funds	—	1,303,883,277	—	1,303,883,277
International equity funds	—	167,570,757	—	167,570,757
Other funds	—	3,162,761	—	3,162,761

Total common/collective trust funds (a)	—	2,256,116,562	—	2,256,116,562
Synthetic guaranteed investment contract wrappers	—	248,741	—	248,741

Total Assets Measured at Fair Value	$851,695,021	$2,256,417,026	$—	$3,108,112,047

Assets measured at fair value on a recurring basis at December 31, 2011 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$7,457,049	$—	$—	$7,457,049
Preferred stocks	1,327,188	277,031	—	1,604,219
Common stocks:
Consumer	89,026,674	—	—	89,026,674
Energy	53,885,299	—	—	53,885,299
Financial	56,686,572	—	—	56,686,572
Health care	45,252,579	—	—	45,252,579
Industrial	47,255,403	—	—	47,255,403
Information technology	176,260,372	—	—	176,260,372
Other	55,709,355	650,724	—	56,360,079

Total common stocks	524,076,254	650,724	—	524,726,978
Registered investment companies:
Small company funds	85,576,425	—	—	85,576,425
Technology funds	60,630,325	—	—	60,630,325
U.S. Government securities money market funds	72,824,202	—	—	72,824,202
Other funds	6,331,699	—	—	6,331,699

Total registered investment companies	225,362,651	—	—	225,362,651
Common/collective trust funds (a):
Fixed income funds	—	752,582,641	—	752,582,641
Index funds	—	1,135,928,803	—	1,135,928,803
International equity funds	—	147,318,002	—	147,318,002
Other funds	—	2,713,404	—	2,713,404

Total common/collective trust funds (a)	—	2,038,542,850	—	2,038,542,850
Synthetic guaranteed investment contract wrappers	—	333,759	—	333,759

Total Assets Measured at Fair Value	$758,223,142	$2,039,804,364	$—	$2,798,027,506

(a)	Common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

NOTE 8 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with accounting principles generally accepted in the United States and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2012	December 31, 2011
Net assets available for benefits per the financial statements	$3,129,579,566	$2,824,425,047
Benefits due to participants	(576,291)	(1,690,270)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	26,983,296	19,665,573

Net assets available for benefits per the Form 5500	$3,155,986,571	$2,842,400,350

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2012:

Benefits paid to participants per the financial statements	$197,826,190
Add: benefits due but unpaid at December 31, 2012	576,291
Less: benefits due but unpaid at December 31, 2011	(1,690,270)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$196,712,211

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2012:

Net change in Plan assets per the financial statements	$305,154,519
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	(19,665,573)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	26,983,296
Benefits due but unpaid at December 31, 2012	(576,291)
Benefits due but unpaid at December 31, 2011	1,690,270

Net income and transfers in per the Form 5500	$313,586,221

SUPPLEMENTAL INFORMATION

Harris Corporation Retirement Plan

E.I.N. 34-0276860

Plan Number 015

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

Value of Interest in Interest Bearing Cash
	Interest bearing cash	6567189		$6,567,189

	Total Value of Interest in Interest Bearing Cash			$6,567,189

Value of Interest in Preferred Stocks
	LIVING SOCIAL INC PFD STK SER F	6726		$51,723

	GENERAL MOTORS CO JR PFD CONV SER B 4.75%	38750		1,710,037

	Total Value of Interest in Preferred Stocks			$1,761,760

Value of Interest in Common Stocks

	ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR	33700		$656,139

	AIMIA INC COM	71900		1,073,770

	BONAVISTA ENERGY CORP	4400		65,490

	PEYTO EXPL & DEV CORP NEW COM	100722		2,325,599

	NEW GOLD INC CDA COM	46944		517,792

	SUN LIFE FINANCIAL INC.	39900		1,058,547

	VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	17700		1,057,929

	ADR BAIDU INC SPONSORED ADR	11600		1,163,364

	ADR NOKIA CORP SPONSORED ADR	142300		562,085

	ADR ASML HOLDING NV NY REG 2012 (POST REV SPLIT)\	54750		3,526,448

	TELEFONICA SA EUR1	52654		707,380

	VODAFONE GROUP ORD USD0.11428571	348189		874,158

	WPP PLC ORD GBP0.10	59861		864,060

	ADR BP P L C SPONSORED ADR	35856		1,493,044

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	63900		4,405,905

	1ST HORIZON NATL CORP COM	175764		1,741,821

	1ST NIAGARA FINL GROUP INC NEW COM	41898		332,251

	3M CO COM	39200		3,639,720

	ACXIOM CORP COM	105561		1,843,095

	AES CORP COM	67200		719,040

	AGILENT TECHNOLOGIES INC COM	20500		839,270

	AKAMAI TECHNOLOGIES INC COM STK	17000		695,470

	ALEXION PHARMACEUTICALS INC COM	47500		4,455,975

	ALLERGAN INC COM	48000		4,403,040

	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	30100		283,542

	ALLSTATE CORP COM	73000		2,932,410

	AMAZON COM INC COM	47821		12,009,766

	AMERICAN EXPRESS CO	72000		4,138,560

	AMGEN INC COM	14300		1,234,376

	ANADARKO PETRO CORP COM	35700		2,652,867

	ANALOG DEVICES INC COM	46000		1,934,760

	AOL INC COM STK	46223		1,368,663

	APACHE CORP COM	27500		2,158,750

	APPLE INC COM STK	30390		16,198,782

	APPLIED MATERIALS INC COM	136000		1,555,840

	ARCHER-DANIELS-MIDLAND CO COM	82300		2,254,197

	ASSOCTD BANC-CORP COM	89664		1,176,392

	AT&T INC COM	144641		4,875,848

	ATHENAHEALTH INC COMMON STOCK	14000		1,028,300

	ATMEL CORP COM	112100		734,255

	AVERY DENNISON CORP COM	63836		2,229,153

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	AVON PRODUCTS INC COM USD0.25	108200		1,553,752

	BANK NEW YORK MELLON CORP COM STK	64300		1,652,510

	BANK OF AMERICA CORP	289864		3,362,422

	BIOGEN IDEC INC COM STK	7200		1,056,024

	BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	34000		1,674,500

	BOEING CO COM	60300		4,544,208

	BRISTOL MYERS SQUIBB CO COM	65800		2,144,422

	BRISTOW GROUP INC COM	15035		806,778

	BROADCOM CORP CL A	38100		1,265,301

	CA INC COM	24800		545,104

	CABLEVISION SYS CORP CL A COM STK	72100		1,077,174

	CALPINE CORP COM NEW STK	158886		2,880,603

	CAMPBELL SOUP CO COM	64600		2,253,894

	CAP 1 FNCL COM	31500		1,824,795

	CARNIVAL CORP COM PAIRED	97800		3,596,106

	CATAMARAN CORP	17142		807,560

	CBOE HOLDINGS INC COM	3830		112,832

	CELGENE CORP COM	8900		700,608

	CENTURYLINK INC COM	35075		1,372,134

	CERNER CORP COM	37000		2,872,680

	CHEVRON CORP COM	58978		6,377,881

	CHIPOTLE MEXICAN GRILL INC COM STK	13516		4,020,469

	CHUBB CORP COM	16900		1,272,908

	CIMAREX ENERGY CO COM	20000		1,154,600

	CISCO SYSTEMS INC	110700		2,175,255

	CLARCOR INC COM	23796		1,136,973

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	CLIFFS NAT RES INC COM STK	25300		975,568

	CLOROX CO COM	35600		2,606,632

	COACH INC COM	49000		2,719,990

	COGNIZANT TECHNOLOGY SOLUTIONS CORP CL ACL A	16600		1,229,230

	COMCAST CORP NEW-CL A	44900		1,678,362

	COMPASS MINERALS INTL INC COM	28807		2,152,171

	COMPUTER SCI CORP COM	57000		2,282,850

	CONAGRA FOODS INC	42100		1,241,950

	CONOCOPHILLIPS COM	18300		1,061,217

	CONSOL ENERGY INC COM	57700		1,852,170

	CORNING INC COM	151000		1,905,620

	COVANCE INC COM	18100		1,045,637

	CROWN CASTLE INTL CORP COM STK	34400		2,482,304

	D R HORTON INC COM	38400		759,552

	DANAHER CORP COM	54552		3,049,457

	DELL INC COM STK	184200		1,865,946

	DENBURY RES INC HLDG CO COM NEW	34406		557,377

	DIAMOND OFFSHORE DRILLING INC COM	31500		2,140,740

	DOLLAR TREE INC COM STK	4200		170,352

	DST SYS INC COM	28062		1,700,557

	DU PONT E I DE NEMOURS & CO COM STK	28900		1,299,633

	DUKE ENERGY CORP NEW COM NEW COM NEW	55502		3,541,028

	EATON CORP PLC COM USD0.50	24638		1,335,380

	EBAY INC COM USD0.001	32000		1,632,640

	ECOLAB INC COM	8500		611,150

	EDWARDS LIFESCIENCES CORP COM	14800		1,334,516

	EHEALTH INC COM STK	38883		1,068,505

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	ELECTRONICS FOR IMAGING INC COM	1500		28,485

	EMC CORP COM	58800		1,487,640

	EMERSON ELECTRIC CO COM	56500		2,992,240

	ENERGIZER HLDGS INC COM	14000		1,119,720

	ENTERGY CORP NEW COM	41200		2,626,500

	EOG RESOURCES INC COM	8000		966,320

	EURONET WORLDWIDE INC COM	61189		1,444,060

	EXELON CORP COM	78500		2,334,590

	EXPRESS SCRIPTS HLDG CO COM	21000		1,134,000

	EXXON MOBIL CORP COM	66626		5,766,480

	F5 NETWORKS INC COM STK	29000		2,817,350

	FACEBOOK INC CL A CL A	123392		3,285,929

	FACEBOOK INC COM A	2000		50,597

	FASTENAL CO COM	34100		1,592,129

	FIRST SOLAR INC COM	13200		407,616

	FIRSTENERGY CORP COM	26035		1,087,222

	FIRSTMERIT CORP COM	22000		312,180

	FMC TECHNOLOGIES INC COM	52000		2,227,160

	FORD MTR CO DEL COM PAR $0.01 COM PAR $0.01	111800		1,447,810

	FORTUNE BRANDS HOME & SEC INC COM	30678		896,411

	FOSSIL INC COM	13900		1,294,090

	FRACTIONAL FIRST HORIZON NATIONAL CORP COM STK	53820		—

	FRKLN RES INC COM	12626		1,587,088

	GAMESTOP CORP NEW CL A	78914		1,979,952

	GENERAL ELECTRIC CO	343700		7,214,263

	GENUINE PARTS CO COM	22200		1,411,476

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	GILEAD SCIENCES INC	37700		2,769,065

	GOOGLE INC CL A CL A	17500		12,413,975

	HARMAN INTL INDS INC NEW COM STK USD0.01	25328		1,130,642

	*HARRIS CORP COM	2259601		110,630,065

	HASBRO INC COM	25600		919,040

	HEALTH NET INC COM	10800		262,440

	HESS CORP COM STK	44000		2,330,240

	HEWLETT PACKARD CO COM	56500		805,125

	HILLSHIRE BRANDS CO COM	28545		803,256

	HOME DEPOT INC COM	8400		519,540

	HONEYWELL INTL INC COM STK	45800		2,906,926

	HORSEHEAD HLDG CORP COM STK	60600		618,726

	HUNTINGTON INGALLS INDS INC COM	17700		767,118

	IHS INC COM CL A COM CL A	5900		566,400

	ILL TOOL WKS INC COM	54800		3,332,388

	INGERSOLL-RAND PLC COM STK	30700		1,472,372

	INTEGRATED DEVICE TECHNOLOGY INC COM	291300		2,126,490

	INTERACTIVE BROKERS GROUP INC CL COM	56900		778,392

	INTERCONTINENTALEXCHANGE INC COM	18000		2,228,580

	INTL PAPER CO COM	95496		3,804,561

	INTUITIVE SURGICAL INC COM NEW STK	4500		2,206,665

	JOHNSON & JOHNSON COM USD1	50900		3,568,090

	JOHNSON CTL INC COM	47600		1,461,320

	JONES LANG LASALLE INC COM STK	2448		205,485

	JPMORGAN CHASE & CO COM	158024		6,948,315

	JUNIPER NETWORKS INC COM	122679		2,413,096

	KINDER MORGAN MGMT LLC KINDER MORGAN MGMT LLC FR CUSIP	62831		—

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	KOHLS CORP COM	54900		2,359,602

	LAREDO PETROLEUM HOLDINGS IN	60705		1,102,403

	LAS VEGAS SANDS CORP COM STK	92100		4,251,336

	LEGG MASON INC COM	67600		1,738,672

	LIBERTY GLOBAL INC COM SER A	8300		522,817

	LINCOLN NATL CORP COM	53123		1,375,886

	LINKEDIN CORP CL A	5200		597,064

	LOCKHEED MARTIN CORP COM	13100		1,208,999

	LOEWS CORP COM	19900		810,925

	LOWES COS INC COM	22900		813,408

	LPL FINL HLDGS INC COM	20372		573,676

	MACYS INC COM STK	41400		1,615,428

	MAGELLAN HLTH SVCS INC COM NEW	23044		1,129,156

	MARRIOT INTL CL A COM	165249		—

	MARSH & MCLENNAN CO’S INC COM	83700		2,885,139

	MASCO CORP COM	80300		1,337,798

	MASTERCARD INC CL A	5350		2,628,348

	MATTEL INC COM	74600		2,731,852

	MC CORMICK & CO INC COM NON-VTG	19500		1,238,835

	MCGRAW-HILL COS COM USD1	44300		2,421,881

	MCKESSON CORP	21200		2,055,552

	MEADWESTVACO CORP COM	44300		1,411,841

	MERCK & CO INC NEW COM	72800		2,980,432

	MICHAEL KORS HOLDINGS LTD COM NPV	10300		525,609

	MICROSOFT CORP COM	119700		3,199,581

	MONEYGRAM INTL INC COM NEW COM NEW	62204		826,691

	MONSTER BEVERAGE CORP COM	13400		708,592

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	MURPHY OIL CORP COM	51300		3,054,915

	MYRIAD GENETICS INC COM	22086		601,844

	NATIONAL OILWELL VARCO COM STK	36000		2,460,600

	NETFLIX INC COM STK	5600		519,568

	NEW YORK TIMES CO CL A ISIN #US6501111073	76200		649,986

	NEWMONT MINING CORP NEW COM	16500		766,260

	NIKE INC CL B	58000		2,992,800

	NISOURCE INC COM	112400		2,797,636

	NORFOLK SOUTHN CORP COM	44000		2,720,960

	NORTHERN TR CORP COM	48200		2,417,712

	NUANCE COMMUNICATIONS INC COM	22100		493,272

	NUCOR CORP COM	61700		2,664,206

	OCH-ZIFF CAP MGMT GROUP CL A SHS CL A	15100		143,450

	PEPSICO INC COM	33300		2,278,719

	PFIZER INC COM	134947		3,384,471

	PIONEER NAT RES CO COM STK	7500		799,425

	PNC FINANCIAL SERVICES GROUP COM STK	46700		2,723,077

	PRAXAIR INC COM	43800		4,793,910

	PRECISION CASTPARTS CORP COM	10900		2,064,678

	PRICELINE COM INC COM NEW STK	9300		5,777,160

	PROCTER & GAMBLE COM NPV	8400		570,276

	QUALCOMM INC COM	95500		5,922,910

	QUEST DIAGNOSTICS INC COM	24100		1,404,307

	QUESTAR CORP COM	81200		1,604,512

	RACKSPACE HOSTING INC COM STK	6900		512,463

	RALPH LAUREN CORP CL A CL A	3600		539,712

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	RANGE RES CORP COM	23600		1,482,788

	RED HAT INC COM	21000		1,112,160

	REDWOOD TR INC COM	33435		564,717

	REGENERON PHARMACEUTICALS INC COM	17200		2,942,404

	REGIONS FINL CORP NEW COM	125900		896,408

	ROSETTA RES INC COM	1512		68,584

	SALESFORCE COM INC COM STK	53400		8,976,540

	SANDISK CORP COM	35800		1,559,448

	SCHLUMBERGER LTD COM COM	81800		5,667,922

	SHERWIN-WILLIAMS CO COM	8800		1,353,616

	SLM CORP COM	112300		1,923,699

	SOUTHWESTERN ENERGY CO COM	50000		1,670,500

	SPECTRA ENERGY CORP COM STK	34200		936,396

	STANCORP FINL GROUP INC COM	47518		1,742,485

	STAPLES INC COM	142800		1,627,920

	STARBUCKS CORP COM	81900		4,391,478

	STARWOOD HOTELS & RESORTS WORLDWIDE INC COM STK	25400		1,456,944

	STIFEL FINL CORP COM	2367		75,673

	SUN TR BANKS INC COM	83400		2,364,390

	TD AMERITRADE HLDG CORP COM STK	54700		919,507

	TECO ENERGY INC COM	27800		465,928

	TEXAS INSTRUMENTS INC COM	53500		1,655,290

	THE MADISON SQUARE GARDEN COMPANY	21750		964,613

	THERMO FISHER CORP	54900		3,501,522

	TIBCO SOFTWARE INC COM	24100		530,441

	TIFFANY & CO COM	2800		160,552

	TIME WARNER INC USD0.01	72000		3,443,760

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	TORCHMARK CORP COM	27245		1,407,749

	TRACTOR SUPPLY CO COM	6900		609,684

	TUPPERWARE BRANDS CORPORATION	16300		1,044,830

	UNION PAC CORP COM	18200		2,288,104

	UNITED CONTL HLDGS INC COM STK	119400		2,791,572

	UNITED PARCEL SVC INC CL B	47200		3,480,056

	UNITED TECHNOLOGIES CORP COM	5500		451,055

	UNITEDHEALTH GROUP INC COM	28100		1,524,144

	US BANCORP	134500		4,295,930

	USG CORP COM NEW	36000		1,010,520

	VALUECLICK INC COM STK ISIN#US92046N1028	57700		1,119,957

	VCA ANTECH INC COM STK	39400		829,370

	VERIZON COMMUNICATIONS COM	55034		2,381,321

	VISA INC COM CL A STK	59000		8,943,220

	VULCAN MATERIALS CO COM	40400		2,102,820

	WALT DISNEY CO	49900		2,484,521

	WASTE CONNECTIONS INC COM	64044		2,164,047

	WELLS FARGO & CO NEW COM STK	146300		5,000,534

	WEYERHAEUSER CO COM	71745		1,995,946

	WHIRLPOOL CORP COM	18100		1,841,675

	WHOLE FOODS MKT INC COM	6100		557,113

	WILLIAMS CO INC COM	20400		667,896

	WILLIS GROUP HOLDINGS COM USD0.000115 (NEW)	36400		1,220,492

	XCEL ENERGY INC COM	64400		1,720,124

	XL GROUP PLC ORD USD0.01	29200		731,750

	XYLEM INC COM	25000		677,500

	Total Value of Interest in Common Stocks			$613,337,467

Value of Interest in Registered Investment Companies

ALLIANZ FDS ALLIANZGI TECHNOLOGY FD INSTL CL	1198586	$56,129,796

HARTFORD SER FD INC SMALL CO HLS FD CL IA	4558826	89,991,234

MONEY MKT OBLIGS TR FEDT GOVT OBLIGSFD INSTL SHS	75119433	75,119,433

RESV INVT FDS INC	8839865	8,839,865

Total Value of Interest in Registered Investment Companies		$230,080,328

Value of Interest in Common/Collective Trust Funds
BLACKROCK LIFEPATH INDEX 2015 NL F	2936457	$46,337,291
BLACKROCK LIFEPATH INDEX 2020 NL F	4028286	65,902,760
BLACKROCK LIFEPATH INDEX 2025 NL F	4476204	75,737,372
BLACKROCK LIFEPATH INDEX 2030 NL F	3293088	57,168,014
BLACKROCK LIFEPATH INDEX 2035 NL F	2272271	40,423,709
BLACKROCK LIFEPATH INDEX 2040 NL F	1987483	36,132,436
BLACKROCK LIFEPATH INDEX 2045 NL F	1795004	33,351,175
BLACKROCK LIFEPATH INDEX 2050 NL F	1312432	24,870,578
BLACKROCK LIFEPATH INDEX 2055 NON LENDING FD F	179589	2,435,223
BLACKROCK LIFEPATH INDEX RETMT NL F	1701955	25,546,350
PRIN GLOBAL INVS COLTV INVT TR DIVERSIFIED INTL EQTY FD 50 BP FEE CL	916816	167,570,757
*NT COLLECTIVE RUSSELL 1000 INDEX FUND—NON LENDING	15854274	227,683,236
*NT COLLECTIVE EXTENDED EQUITY INDEX FD—NONLENDING	678612	109,676,518
*NT COLLECTIVE S&P500 INDEX FUND-DC-NON LENDING (TIER J)	51207	225,399,720
*NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	2625714	333,218,895
GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND A	135299400	135,299,400
GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND B	56763807	56,763,807
GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND D	116030849	116,030,849
GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND F	210646396	210,646,396
GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND G	103340133	103,340,133
GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND L	159419182	159,419,182
*NTGI COLTV GOVT STIF REGISTERED	3162761	3,162,761

Total Value of Interest in Common/Collective Trust Funds		$2,256,116,562

Value of Interest in Synthetic Guaranteed Investment Contract Wrappers

GIC NATIXIS FINANCIAL PRODUCTS CONTRACT NUMBER 1121-03 RATE 1.62% MATURITY 00/00/0000 SYNTHETIC WRAPPER		$—

JP MORGAN CHASE BANK NA CONTRACT NUMBER AHARRIS-01 RATE 2.63% MATURITY 00/00/0000 SYNTHETIC WRAPPER		65,335

STATE STREET BANK AND TRUST CO CONTRACT NUMBER 105004 RATE 1.64% MATURITY 00/00/0000 SYNTHETIC WRAPPER		—

PACIFIC LIFE INSURANCE CO. CONTRACT NUMBER G - 27236.01.0001 RATE 3.15% MATURITY 00/00/0000 SYNTHETIC WRAPPER		—

PRUDENTIAL LIFE INS. CO. CONTRACT NUMBER GA-62487 RATE 3.21% MATURITY 00/00/0000 SYNTHETIC WRAPPER		—

MONUMENTAL LIFE INSURANCE CO. CONTRACT NUMBER MDA00946TR RATE 3.07% MATURITY 00/00/000 SYNTHETIC WRAPPER		42,859

MONUMENTAL LIFE INSURANCE CO. CONTRACT NUMBER MDA01077TR RATE 3.07% MATURITY 00/00/000 SYNTHETIC WRAPPER		140,547

UNITED OF OMAHA LIFE INS CONTRACT NUMBER SVW-16176 RATE 2.28% MATURITY 00/00/0000 SYNTHETIC WRAPPER		—

GIC NATIXIS FINANCIAL PRODUCTS CONTRACT NUMBER 1121-03 RATE 1.98% MATURITY 00/00/0000 SYNTHETIC WRAPPER		$—

Total Value of Interest in Synthetic Guaranteed Investment Contract Wrappers		$248,741

Value of Interest in Notes Receivable from Participants

* NOTES RECEIVABLE FROM PARTICIPANTS	3.25% to 9.25% Maturing through 2023	$48,149,474

Total Value of Interest in Notes Receivable from Participants		$48,149,474

Total Investments including Notes Receivable from Participants		$3,156,261,521

Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator

By:	/s/ Adam Histed
Adam Histed, Chairperson

Date: June 26, 2013